STATEMENT OF INVESTMENTS

Dreyfus Government Cash Management

October 31, 2007 (Unaudited)

U.S. Government Agencies--75.6%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
4/11/08	4.74	350,000,000 a	349,954,826
5/13/08	4.73	125,000,000 a	124,987,095
11/17/08	4.70	75,000,000 a	75,000,000
9/15/09	4.80	320,000,000 a	319,971,177
Federal Home Loan Bank System:			
11/1/07	4.40	2,700,000,000	2,700,000,000
11/7/07	5.19	987,536,000	986,693,303
11/14/07	5.23	41,000,000	40,923,529
11/20/07	4.81	235,041,000	234,451,765
11/27/07	4.81	250,000,000	249,142,361
11/30/07	5.17	150,000,000	149,384,958
1/11/08	4.50	132,000,000	130,840,215
1/16/08	4.50	120,750,000	119,615,621
1/16/08	4.51	84,520,000	83,724,197
1/25/08	4.50	130,000,000	128,634,097
2/6/08	4.51	62,500,000	61,750,608
2/15/08	4.50	59,000,000	58,229,542
2/15/08	4.51	59,000,000	58,227,805
2/22/08	4.50	54,775,000	54,013,338
2/22/08	4.50	204,200,000	201,357,337
3/19/08	4.53	133,239,000	130,959,984
3/24/08	4.53	99,741,000	97,973,590
3/25/08	4.52	47,020,000	46,182,913
3/26/08	4.51	220,000,000	216,065,300
4/7/08	4.60	100,000,000	98,025,000
8/13/08	4.59	186,000,000	186,354,640
8/22/08	4.62	28,925,000	28,729,421
Federal Home Loan Mortgage Corp.:			
12/10/07	5.17	100,000,000	99,449,667
2/21/08	4.55	22,310,000	22,304,794
8/4/08	4.30	37,061,000	37,044,791
8/15/08	4.60	48,855,000	48,809,774
Federal National Mortgage Association:			
11/7/07	5.20	327,252,000	326,972,139
11/21/07	5.20	29,282,000	29,198,709
11/28/07	5.20	59,033,000	58,806,313
12/5/07	5.18	123,412,000	122,817,566
1/11/08	4.53	12,120,000	12,123,704
1/11/08	4.53	152,760,000	152,806,679
2/28/08	4.50	20,000,000	19,707,128
Total U.S. Government Agencies			
(cost $7,861,233,886)			**7,861,233,886**

U.S. Treasury Bills--.5%

11/23/07 (cost $49,913,222)	2.86	50,000,000	**49,913,222**

Repurchase Agreements--24.2%

Banc of America Securities LLC			
dated 10/31/07, due 11/1/07 in the amount of $209,028,563 (fully collateralized by $229,209,970 Federal Home Loan Mortgage Corp., 0%-9.30%, due 7/15/21-8/15/37, value $59,477,867, $666,801,882 Federal National Mortgage Association, 0%-13.409%, due 1/25/13-10/25/37, value $101,475,195 and $146,905,772 Government National Mortgage Association, 0%-14.43%, due 5/15/22-2/16/47, value $52,226,939)	4.92	209,000,000	209,000,000
Bear Stearns Cos. Inc.			
dated 10/31/07, due 11/1/07 in the amount of $180,024,700 (fully collateralized by $2,522,774,193 Federal Home Loan Mortgage Corp., .05%-11%, due 4/15/11-5/25/43, value $86,403,650, $1,845,141,087 Federal National Mortgage Association, 0%-21.958%, due 7/25/17-4/25/43, value $72,070,446 and $955,426,425, Government National Mortgage Association, 0%-5.29%, due 3/16/23-10/20/37, value $25,125,924)	4.94	180,000,000	180,000,000
Credit Suisse (USA) Inc.			
dated 10/31/07, due 11/1/07 in the amount of $400,055,111 (fully collateralized by $410,750,000 Federal Home Loan Mortgage Corp., 5.50%, due 10/1/37, value $408,003,370)	4.96	400,000,000	400,000,000
Deutsche Bank Securities			
dated 10/31/07, due 11/1/07 in the amount of $400,055,000 (fully collateralized by $314,176,843 Federal Home Loan Mortgage Corp., 4.757%-6.50%, due 4/1/35-10/1/37, value $288,348,130, $94,016,863 Federal National Mortgage Association, 4.557%-6.119%, due 3/1/12-6/1/47, value $66,997,635 and $204,824,652 Government National Mortgage Association, 5.50%-7%, due 1/15/36-10/15/37, value $52,654,235)	4.95	400,000,000	400,000,000
Greenwich Capital Markets			
dated 10/31/07, due 11/1/07 in the amount of $400,054,889 (fully collateralized by $1,059,586,576 Federal Home Loan Mortgage Corp., 0%-8.873%, due 2/15/22-10/15/37, value $234,960,427, $249,388,370 Federal National Mortgage Association, 0%-3.838%, due 4/25/24-8/25/37, value $146,478,550 and $46,198,489 Government National Morgage Association, 0%, due 2/20/34-10/16/37, value $26,564,287)	4.94	400,000,000	400,000,000
HSBC USA Inc			
dated 10/31/07, due 11/1/07 in the amount of $400,055,000 (fully collateralized by $324,164,497 Federal Home Loan Mortgage Corp., 0%-9.053%, due 11/15/07-3/15/37, value $194,041,334, $521,235,633 Federal National Mortgage Association, 0%-33.985%, due			

7/25/17-1/25/48, value $172,668,313 and $40,926,884 Government National Mortgage Association, 6%, due 10/15/37-10/20/37, value $41,293,167)	4.95	400,000,000	400,000,000
Merrill Lynch & Co. Inc.			
dated 10/31/07, due 11/1/07 in the amount of $400,054,778 (fully collateralized by $568,321,425 Federal Home Loan Mortgage Corp., 0%-6%, due 5/15/22-10/15/37, value $52,925,944, $358,037,090 Federal National Mortgage Association, 0%-6%, due 3/25/18-1/25/39, value $45,948,612 and $304,405,000 Government National Mortgage Association, 6%, due 10/15/37, value $309,126,710)	4.93	400,000,000	400,000,000
Morgan Stanley			
dated 10/31/07, due 11/1/07 in the amount of $100,013,667 (fully collateralized by $101,535,000 Federal Agricultural Mortgage Corp., 4.875%-5.50%, due 1/14/11-4/19/17, value $102,503,094)	4.92	100,000,000	100,000,000
UBS Securities LLC			
dated 10/31/07, due 11/1/07 in the amount of $29,003,971 (fully collateralized by $50,585,860 Federal National Mortgage Association, 4.50%-5.50%, due 7/1/20-6/1/33, value $29,580,450)	4.93	29,000,000	29,000,000
Total Repurchase Agreements (cost $2,518,000,000)			**2,518,000,000**
Total Investments (cost $10,429,147,108)		**100.3%**	**10,429,147,108**
Liabilities, Less Cash and Receivables		**(.3%)**	**(34,656,996)**
Net Assets		**100.0%**	**10,394,490,112**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

STATEMENT OF INVESTMENTS

Dreyfus Government Prime Cash Management

October 31, 2007 (Unaudited)

U.S. Government Agencies--104.3%	Annualized Yield on Date of Purchase (%)	Principal Amount ($)	Value ($)
Federal Farm Credit Bank:			
11/6/07	4.70	60,000,000 a	60,000,000
11/9/07	4.75	50,000,000 a	49,999,787
11/12/07	4.94	100,000,000 a	100,000,000
12/31/07	4.62	20,030,000	19,877,438
1/2/08	4.62	44,925,000	44,571,415
4/1/08	4.70	50,000,000 a	50,000,000
4/11/08	4.74	100,000,000 a	99,987,093
5/27/08	4.74	100,000,000 a	99,988,377
6/9/08	4.71	60,000,000 a	60,000,000
7/21/08	4.76	50,000,000 a	49,993,112
8/7/08	4.69	5,500,000 a	5,498,821
8/21/08	4.71	10,000,000 a	10,000,489
11/17/08	4.71	100,000,000 a	99,992,416
4/24/09	4.78	100,000,000 a	100,000,000
Federal Home Loan Bank System:			
11/1/07	4.40	224,000,000	224,000,000
11/2/07	4.96	210,000,000	209,971,331
11/7/07	5.19	60,000,000	59,948,800
11/9/07	5.20	150,000,000	149,828,944
11/14/07	4.74	50,000,000	49,915,049
11/16/07	5.20	49,061,000	48,956,132
11/23/07	5.02	125,000,000	124,621,111
12/17/07	5.53	130,000,000 a	129,956,763
12/22/07	5.06	19,700,000 a	19,696,464
1/16/08	4.70	150,000,000	148,527,500
2/22/08	4.98	165,000,000	162,477,746
3/5/08	4.98	109,000,000	107,160,625
3/10/08	4.74	50,000,000	49,164,028
3/24/08	5.18	5,000,000	4,954,384
8/15/08	4.58	2,000,000	2,011,464
8/25/08	4.60	77,440,000	77,598,927
9/17/08	4.37	100,000,000	100,274,200
Total Investments (cost $2,518,972,416)		**104.3%**	**2,518,972,416**
Liabilities, Less Cash and Receivables		**(4.3%)**	**(104,026,685)**
Net Assets		**100.0%**	**2,414,945,731**

a   Variable rate security--interest rate subject to periodic change.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.